Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are transcripts of two videos regarding the proposed merger of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc. Towers Watson made the videos available to its employees on October 15, 2015.

NICOLAS AUBERT

Meet the Proposed Leadership Video

NICOLAS AUBERT: So what brought me to Willis? That was about the opportunity to join a fantastic firm having a huge legacy and to drive the global center of expertise, which is London-based. So a great opportunity for me.

This merger is a fantastic opportunity for us to build a very unique company, building a company which is going to have a fantastic, very strong value proposition to our clients. So just by itself, this is the most exciting opportunity.

So growth is going to come from this merger. And growth is going to come from the fact that the value proposition that we are going to deliver to our clients is going to be unique. We will have an opportunity to engage with the C suite of our clients on both sides and reach each other, and really bring to our clients something which is one of the most important thing that they are looking for.

Think about that. Willis and Towers Watson are capable of bringing value proposition related to the people and value proposition related to risk management. Those two topics are part of the most important topics that any CEO is looking after.

So we will face some challenges during the merger. And one of them is just going to be knowing about each other, understanding each other’s value proposition, so that we are making sure that we deliver the whole value proposition to our clients. That’s the unique opportunity of this merger – being one integrated company facing the client, with the whole scope of the product and services. So understanding the overall value proposition’s going to be the most important challenge.

But we will overcome that by the fact that our people are going to be incredibly excited about that. This is a huge opportunity for them to learn about other types of businesses. That’s going to enrich them and give them developmental opportunities. So I’m quite sure that we will figure this out.

I really believe that our people are going to be very excited by the merger. Actually, they are already. And we see that day to day, because they want to engage, they want to be part of the story.

What is going to be very exciting for them, I think, is about having an even stronger value proposition to our clients. Are employees are incredibly, genuinely client-focused. So being in a situation where they are going to be capable of delivering even more, it’s going to be very rich for them.

So as a leader, I’m a very direct, simple person, very transparent, very much to the point. And I’m very enthusiastic. So I’m incredibly positive about things. I like when there is dynamic, when there is energy. So people are going to expect that from me, I hope.

What makes me laugh? What makes me laugh would be kind of paradoxical situations. When people feel that they are off track, but in fact, they are doing something which is funny from the other’s perspective. So some things which are kind of out of the normal – that’s quite funny for me.

JULIE GEBAUER

Meet the Proposed Leadership Video

JULIE GEBAUER: Hi. My name’s Julie Gebauer. And I’m from Darien, Connecticut, although if you want to know where I work, I work in Stamford, Connecticut, or anyplace around the world.

What drew me to Towers Watson many years ago was the opportunity to learn and grow. And expectations were well exceeded. Every day, I’ve had the opportunity to grow and apply my skills in a broader way— not just delivering on my dream of becoming a pension actuary. And it’s that, along with the really interesting, talented, and caring people that have kept me here for 29 years.

There are so many reasons I’m excited about this merger. Really, at its core, though, is that these two organizations, which are so strong on their own, are going to come together and deliver something that’s bigger, with greater impact, than they could have done on their own.

I also think specifically in the area of human capital and benefits, that we’ll have great opportunities to deliver on things related to human resources, to really rethinking the employee experience, from selection and onboarding to choices that people are making about health care and retirement. And there, too, we’ll have this great opportunity to not just provide advice, but help companies implement solutions, whether it’s placing insurance or implementing software.

So as with almost any merger integration, there will be challenges. There’s no denying that fact. One of the biggest ones will be the tendency to want to turn inwards. And we just have to keep in mind that the reason we’re in business is to help organizations and the employees of those organizations, and keep ourselves focused outward, helping those organizations, and fending off the competition.

I think people should be really excited about the opportunity to bring this expanded portfolio of services to our clients and to work with a whole new set of really great people. I think the combination is going to present great opportunities for all of us.

There are a few things that people should know about me as a leader. The first one is that I practice fanatic discipline. What does that mean? That means that I really abide by the standards that we set for ourselves around the principles around which we operate, the values on which we’re formed. I think it’s really important to stick to those without fail.

So what would I admit that people wouldn’t normally know and that I might be a little bit embarrassed about? I never walk by a lucky penny. I’ll walk by another coin, a dollar bill, a euro, but not a lucky penny, because for some reason, since I was a child, I felt that lucky penny, when I put it in my pocket, just gives me a little bit of extra confidence.

What makes me laugh? What makes me laugh? When I make a goofy mistake, it makes me laugh. My kids make me laugh. My husband makes me laugh. My team makes me laugh.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other materials to be filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.